Edgar Correspondence

October 10, 2008

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Room 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cray Inc.
Form 10-K for the Year Ended December 31, 2007
Filed March 11, 2008
Definitive Proxy Statement Filed on March 31, 2008
File No. 000-26820

Dear Ms. Collins:

We request an extension of the time to respond to your September 30, 2008, second comment letter to Wednesday, October 22, 2008. We appreciate the staff’s accommodation to our request.

This letter is being filed on EDGAR under submission type: CORRESP.

Yours truly,

Kenneth W. Johnson
Senior Vice President and General Counsel

cc.	Jan Woo, Staff Attorney, SEC
Peter J. Ungaro, President and Chief Executive Officer
Brian C. Henry, Executive Vice President and Chief Financial Officer
Cray Audit Committee
L. John Stevenson, Stoel Rives LLP
David C. Lee, Peterson Sullivan PLLC